UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Host Hotels & Resorts, Inc.
File No. 001-14625 - CF#27078

Host Hotels & Resorts, L.P.
File No. 333-55807– CF#27078

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Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 25, 2011.

Based on representations by Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22	through July 27, 2021
Exhibit 10.23	through July 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Assistant Director